

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
Ronald L. Jadin
Chief Financial Officer
W. W. Grainger, Inc.
100 Grainger Parkway
Lake Forest, IL 60045-5201

> **Re:** **W. W. Grainger, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-5684**

Dear Mr. Jadin:

We have reviewed your response dated April 26, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Critical Accounting Estimates, page 22

Goodwill and Indefinite Lived Intangible Assets, page 22

1.   We note your response to comment 1 of our letter dated April 12, 2013. We believe a reporting unit is at risk if it has a fair value that is not substantially in excess of carrying value and your disclosures should provide information for investors to assess the probability of a future impairment charge. Please revise future filings to disclose that

your tests indicated the fair value of the reporting unit(s) was substantially in excess of carrying value and thus did not fail step one of the goodwill impairment test or

- Identify the reporting unit;
- Disclose the percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test;
- Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible for the particular reporting unit;
- Describe potential events and/or changes in circumstances for the reporting unit that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Please refer to Item 303 of Regulation S-K and Section V of our Interpretive Release No. 34-48960.

You may contact Donna R. Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Gregory S. Irving